UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Acadia Healthcare Company, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

00404A109

(CUSIP number)

Waud Capital Partners

300 N. LaSalle St., Suite 4900

Chicago, IL 60654

(312) 676-8400

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 2 of 28

(1)	Names of reporting persons Waud Capital Partners II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,521,893 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,521,893 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,521,893 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 3 of 28

(1)	Names of reporting persons Waud Capital Partners QP II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,782,263 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,782,263 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,782,263 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 4 of 28

(1)	Names of reporting persons Halcyon Exempt Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 751,113 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 751,113 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 751,113 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.9% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 5 of 28

(1)	Names of reporting persons Waud Family Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 83,530 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 83,530 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 83,530 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 6 of 28

(1)	Names of reporting persons WCP FIF II (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 424,622 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 424,622 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 424,622 (See Item 4)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.5% (See Item 4)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 7 of 28

(1)	Names of reporting persons Waud Capital Affiliates II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 434,886 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 434,886 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 434,886 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 8 of 28

(1)	Names of reporting persons Waud Capital Affiliates III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 223,184 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 223,184 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 223,184 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 9 of 28

(1)	Names of reporting persons WCP FIF III (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 606,228 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 606,228 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 606,228 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 10 of 28

(1)	Names of reporting persons Waud Capital Partners QP III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,381,335 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,381,335 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,381,335 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.6% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 11 of 28

(1)	Names of reporting persons Waud Capital Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 244,274 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 244,274 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 244,274 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.3% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 12 of 28

(1)	Names of reporting persons Waud Capital Partners Management II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,163,644 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,115,173 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,115,173 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 13 of 28

(1)	Names of reporting persons Waud Capital Partners II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,163,644 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,115,173 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 6,115,173 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 14 of 28

(1)	Names of reporting persons Waud Capital Partners Management III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,455,021 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,406,530 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,406,530 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 3.9% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 15 of 28

(1)	Names of reporting persons Waud Capital Partners III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,455,021 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,406,530 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,406,530 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.9% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 16 of 28

(1)	Names of reporting persons Waud Capital Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 39,851 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 39,851 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 39,851 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.05% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 17 of 28

(1)	Names of reporting persons Crystal Cove LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 795,667 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 795,667 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 795,667 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.9% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 18 of 28

(1)	Names of reporting persons Reeve B. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,373,297 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,324,806 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 10,324,806 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.8% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 19 of 28

(1)	Names of reporting persons Melissa W. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,333 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,333 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 33,333 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.04% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 20 of 28

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, by the persons named therein and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on August 18, 2015 (the “Statement”), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged. All of the percentages calculated in this Amendment are based upon an aggregate of 87,427,576 shares of Common Stock outstanding as of April 29, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q, as filed with the Commission.

Item 2. Identity and Background.

Item 2(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) Waud Capital Partners II, L.P. (“WCP II”); (ii) Waud Capital Partners QP II, L.P. (“Waud QP II”); (iii) the Halcyon Exempt Family Trust (the “Halcyon Trust”); (iv) Waud Family Partners, L.P. (“WFP LP”); (v) WCP FIF II (Acadia), L.P. (“WCP FIF II”); (vi) Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”); (vii) Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”); (viii) WCP FIF III (Acadia), L.P. (“WCP FIF III”); (ix) Waud Capital Partners QP III, L.P. (“Waud QP III”); (x) Waud Capital Partners III, L.P. (“WCP III”); (xi) Reeve B. Waud; (xii) Waud Capital Partners Management II, L.P. (“WCPM II”); (xiii) Waud Capital Partners II, L.L.C. (“Waud II LLC”); (xiv) Waud Capital Partners Management III, L.P. (“WCPM III”); (xv) Waud Capital Partners III, L.L.C. (“Waud III LLC”); (xvi) Waud Capital Partners, L.L.C. (“Waud Capital Partners”); (xvii) Crystal Cove LP (“Crystal Cove”); and (xviii) Melissa W. Waud (collectively, the “Reporting Persons”).

As a result of a provision included in the amended and restated stockholders agreement, dated October 29, 2014 (the “Stockholders Agreement”), by and among the Reporting Persons, certain current and former members of the Company’s management listed below (collectively, “Acadia Management”) and certain investment funds affiliated with Bain Capital Partners, LLC (“Bain Capital”), providing that a majority of the Reporting Persons have a right to restrict, in their sole discretion, the transfer of a number of shares of Common Stock held by Acadia Management determined in accordance with the Stockholders Agreement (the “Restricted Shares”), certain of the Reporting Persons may be deemed to have shared dispositive power over the Restricted Shares.

Acadia Management

Joey A. Jacobs

The Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011

The Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011

Brent Turner

The Elizabeth Grace Turner 2011 Vested Trust

The William Jesse Turner 2011 Vested Trust

Ronald M. Fincher

The Ras W. Fincher II Trust u/a/d 9/13/11

The Morgan M. Fincher Trust u/a/d 9/13/11

The Cody C. Fincher Trust u/a/d 9/13/11

Jack E. Polson

The Jack E. Polson Family 2013 Grantor Retained Annuity Trust

Christopher L. Howard

Danny E. Carpenter

Robert W. Swinson

Fred T. Dodd, Jr.

Randall P. Goldberg

The Reporting Persons have entered into a Joint Filing Agreement, dated July 15, 2016, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 2(b) of the Statement is hereby amended and restated in its entirety as follows:

(b) The address of the principal business office of each of the Reporting Persons, except for Halcyon Trust, is c/o Waud Capital Partners, L.L.C., 300 N. LaSalle Street, Suite 4900, Chicago, Illinois 60654. The address of the principal business office of Halcyon Trust is 200 W. Madison Street, Suite 3400, Chicago, Illinois 60606.

Item 2(f) of the Statement is hereby amended and restated in its entirety as follows:

(f) WCP II, Waud QP II, WFP LP, WCP FIF II, Waud Affiliates II, Waud Affiliates III, WCP FIF III, Waud QP III, WCP III, WCPM II, Waud II LLC, WCPM III, Waud III LLC, Waud Capital Partners and Crystal Cove are organized under the laws of the State of Delaware. The Halcyon Trust is organized under the laws of the State of Illinois. Mr. Waud and Ms. Waud are citizens of the United States.

Item 3. Source and Amount of Funds.

Item 3 of the Statement is hereby amended and supplemented by adding the following:

Shares held by the newly formed Halcyon Trust were transferred by the Reeve B. Waud 2011 Family Trust (the “Waud Family Trust”) for no consideration on July 13, 2016.

Item 4. Purpose of the Transaction.

The first paragraph of Item 4 of the Statement is hereby amended and supplemented by adding the following at the end:

In compliance with the Stockholders Agreement, at the Company’s 2016 annual meeting of stockholders, Acadia Management and Bain Capital voted their shares of Common Stock in favor of a nominee to the Company’s board of directors designated by the affiliates of Waud Capital Partners party to the Stockholders Agreement. As a result, there are no further agreements between Acadia Management and Bain Capital, on the one hand, and Waud Capital Partners, on the other, relating to voting shares of the Company’s Common Stock under the Stockholders Agreement.

In addition, Item 4 of the Statement is hereby amended and supplemented by adding the following:

On July 13, 2016, the Waud Family Trust transferred an aggregate of 751,113 shares of Common Stock to the Halcyon Trust. As a result, the Waud Family Trust no longer beneficially owns such shares. None of the Reporting Persons paid or received any funds or other consideration in exchange for the transfer.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a)

Amount beneficially owned as of the date hereof: In the aggregate, the Reporting Persons beneficially own 10,324,806 shares of Common Stock. 9,373,297 of the reported shares (the “Waud Shares”) are owned of record as follows: (i) 1,521,893 shares by WCP II; (ii) 2,782,263 shares by Waud QP II; (iii) 751,113 shares by the Halcyon Trust; (iv) 83,530 shares by WFP LP; (v) 424,622 shares by WCP FIF II; (vi) 434,886 shares by Waud Affiliates II; (vii) 223,184 shares by Waud Affiliates III; (viii) 606,228 shares by WCP FIF III; (ix) 1,381,335 shares by Waud QP III; (x) 244,274 shares by WCP III; (xi) 55,673 shares by Reeve B. Waud; (xii) 795,667 shares by Crystal Cove; (xiii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife; and (xiv) 35,296 shares by Waud Capital Partners. Of the 55,673 shares held of record by Mr. Waud, 4,555 shares are held for the benefit of Waud Capital Partners. WCPM II, as the general partner of WCP II, Waud QP II and WCP FIF II and the manager of Waud Affiliates II, and Waud II LLC, as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). WCPM III, as the general partner of WCP FIF III, Waud QP III and WCP III and the manager of Waud Affiliates III, and Waud III LLC, as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). Mr. Waud may be deemed to beneficially own the shares by virtue of his (A) making decisions for the limited partner committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC, (C) being the general partner of WFP LP and Crystal Cove, (D) being the investment advisor of the Halcyon Trust, (E) being married to Ms. Waud and (F) being the sole manager of Waud Capital Partners.

Under the Stockholders Agreement, a majority of the Reporting Persons have a right to restrict, in their sole discretion, the transfer of the Restricted Shares. As a result, each of WCPM II, WCPM III, Waud II LLC, as the general partner of WCPM II, Waud III LLC, as the general partner of WCPM III, and Mr. Waud may be deemed to have shared dispositive power over the Restricted Shares. The Reporting Persons have been advised that, as of July 13, 2016, Acadia Management held 951,509 Restricted Shares, which represent 1.1% of the Company’s Common Stock.

Percent of class: In the aggregate, the Reporting Persons beneficially own 10,324,806 shares of Common Stock, or 11.8% of the total number of shares of Common Stock outstanding.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	See Item 4 above.

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 23 of 28

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of July 15, 2016, by and among the Reporting Persons

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4.2 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit D:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and each of the Parties named therein (incorporated by reference to Exhibit 4.6 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on February 12, 2015)

Exhibit E:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Halcyon Exempt Family Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2016

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud

By:	/s/ Melissa W. Waud
Name:	Melissa W. Waud

WAUD CAPITAL PARTNERS II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WCP FIF II (ACADIA), L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT II, L.P.

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT III, L.P.

By:	Waud Capital Partners III, L.LC.
Its:	General Partners

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FIF III (ACADIA), L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FAMILY PARTNERS, L.P.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Sole Manager

HALCYON EXEMPT FAMILY TRUST

By:	/s/ Cornelius B. Waud
Name:	Cornelius B. Waud
Its:	Trustee

(evidence of signing authority attached as Exhibit E hereto) CRYSTAL COVE LP

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	General Partner

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of July 15, 2016, by and among the Reporting Persons

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4.2 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit D:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and each of the Parties named therein (incorporated by reference to Exhibit 4.6 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on February 12, 2015)

Exhibit E:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Halcyon Exempt Family Trust